AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                     FOR THE QUARTER ENDED DECEMBER 31, 2000

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Foreign Utility Companies (FUCO) Exempt Wholesale Generators (EWG)

FUCO Investment               $1,537,654,000
EWG Investment                   235,040,000
                              --------------
Total Aggregate Investment
 in FUCO's and EWG's        $1,772,694,000
                            ==============

Components of statement of aggregate investment in FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                   (in millions)                         %
Total Capitalization                $23,636*                            7.5%
Net Utility Plant                    19,339                             9.2%
Total Assets                         54,548                             3.2%
Market Value of Common Equity        14,974                            11.8%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio
                                 (in millions)                   %
Short-term Debt                     $ 4,333
Long-term Debt                       10,754*
                                    -------
  Total Debt                         15,087                    63.8%
                                    -------

Preferred Stock                         161                     0.7%
                                    -------
Certain Subsidiary Obligated,
 Mandatorily Redeemable,
 Preferred Securities of
 Subsidiary Trusts Holding
 Solely Junior Subordinated
 Debentures of Such
 Subsidiaries                          334                      1.4%
                                   -------

Common Stock                         2,152
Paid-in Capital                      2,915
Accumulated Other Comprehensive
 Income                               (103)
Retained Earnings                    3,090
                                   -------
  Total Common Equity                8,054                     34.1%
                                   -------
Total Capitalization               $23,636                    100.0%
                                   =======

* Includes Long-term Debt Due Within One Year.

         AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                     FOR THE QUARTER ENDED DECEMBER 31, 2000


4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $46.50
Book Value per Share                                 $25.01

Market-to-book Ratio of Common Stock                  185.9%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)       Statement of Revenues and Net Income for each FUCO and EWG

Statement of revenues and net income for the following FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b):

         Yorkshire Electricity Group plc
         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         CitiPower Pty.
         AEP Energy Services Limited
         InterGen Denmark, APs
         CSW International Two, Inc.
         Energia Internacional de CSW, S.A. de C.V.
         CSW Vale L.L.C.
         Inversiones Sol Energia Chile Ltda.
         South Coast Power Limited
         Newgulf Power Venture, Inc.
         Frontera Generation Limited Partnership
         Trent Wind Farm, Limited Partnership